Mail Stop 4561

December 2, 2005

Walter Bayly
Chief Financial and Accounting Officer
Credicorp Ltd.
Calle Centenario 156
La Molina
Lima 12, Peru

RE:	Credicorp Ltd.
Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 30, 2005
File No. 1-14014

Dear Mr. Bayly,

	We have reviewed your letter filed on October 21, 2005 and the above referenced filing and have the following comments. We note your confirmation that you will amend your Form 20-F based on our comments. Where indicated, we think you should revise your proposed revisions in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Loan Portfolio, page 65

1. We note your proposed disclosure in response to comment 2 of our letter dated September 22, 2005. Please expand the proposed disclosure to clarify that you do not track loan write-offs and recoveries of write-offs by loan category and therefore are unable to provide all of the disclosures required by Item IV.A of Industry Guide 3. If in the future you do track write-offs and recoveries of write-offs by loan category, please make the disclosures required by
Industry Guide 3.

2. In your proposed disclosure in response to comment 4 of our letter dated September 22, 2005, you state that you have recognized interest income on past due loans of US$11.0 million in 2003 and US$6.2 million in 2004. We further note that these amounts differ from those disclosed in the first paragraph on page 74 of your filing.
Please
revise your proposed disclosure to reconcile the different amounts or advise us.

Contractual Obligations, page 98

3. We note your proposed disclosure in response to comment 5 of our letter dated September 22, 2005. Please revise your proposed contractual obligations table in Appendix D of your response to also include all long term debt obligations and long term time deposits.
We note that Note 11 discloses long term time deposits and Note 14 discloses long term bonds.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3423 if you have questions regarding our comments.

Sincerely,



Amit Pande
Assistant Chief Accountant

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Walter Bayly
Credicorp Ltd.
December 2, 2005
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